SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Syneron Medical Ltd.
(Name of Issuer)

Ordinary Shares	M87245102
(Title of Class of Securities)	(CUSIP Number)

European High-Tech Capital S.A.
52 Haag Street
Haifa, Israel
Telephone: +972-4-834-2928
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS Shimon Eckhouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

1	NAME OF REPORTING PERSONS Musia Eckhouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

1	NAME OF REPORTING PERSONS European High-Tech Capital, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevis, West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See instructions) CO

Item 1.          Security and Issuer

This Amendment No. 1 supplements and amends the Statement on Schedule 13D (this "Statement") originally filed December 22, 2011 and relates to the ordinary shares, par value NIS0.01 (the "Ordinary Shares") of Syneron Medical Ltd., a company organized under the laws of Israel ("Syneron").  The address of the principal executive offices of Syneron is Industrial Zone, Yokneam Illit, 2069200, Tavor Building P.O.B. 550, Israel.

Item 2.          Identity and Background.

Item 2 of the Schedule 13D, “Identity and Background” is amended and restated to read as follows:

(a) – (c), (f) This Statement is filed by Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, individuals who are citizens of the State of Israel, and European High-Tech Capital, S.A. ("European", and together with Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, each a "Reporting Person" and jointly, the "Reporting Persons"), a company incorporated under the laws of the Island of Nevis.  European is wholly owned by Dr. Shimon Eckhouse and Mrs. Musia Eckhouse, who jointly own its shares.  Dr. Shimon Eckhouse is chairman of the Board of Directors of European.  Information called for by Items 2 through 6 hereof is also provided, where applicable, with respect to Michael Eden, an individual who is a citizen of the State of Israel and CFO of European.  The principal business address of Dr. Shimon Eckhouse's and European is 52 Haag Street, Haifa, Israel.  Mrs. Musia Eckhouse's principal address is 52 Haag Street, Haifa, Israel.  Eden's principal business address is 9 Harzit Street, Even Yehuda, Israel.  The principal business of European is investment in medical device and high tech companies.  Dr. Shimon Eckhouse is a private investor and serves as a director in several companies.  The principal business of Eden is as an employee of European.

(d) – (e) During the last five years none of any of the Reporting Persons, nor Eden, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D, "Purposes of Transaction" is amended by adding the following paragraphs:

Except as provided in Item 6, below, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a), (b)
As of the date of this filing, European, Dr. Shimon Eckhouse and Mrs. Musia Eckhouse are each beneficial owner of 0 Ordinary Shares, representing 0.0% of the total outstanding Ordinary Shares, and have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, 0 Ordinary Shares, representing 0.0% of the total outstanding Ordinary Shares.

(c)	The Reporting Persons have not effected any transaction in Ordinary Shares during the 60 days prior to the filing of this Schedule 13D, except as set forth herein.

(d)	Not applicable.

(e)	On June 17, 2017, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of the Schedule 13D, "Purposes of Transaction" is amended by adding the following paragraphs:

Concurrently with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) among Syneron, Lupert Ltd., a company organized under the laws of the State of Israel (“Parent”), and Rendel Amare Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), Dr. Shimon Eckhouse, solely in his capacity as a shareholder, entered into a voting agreement with Parent (the "Voting Agreement").  Parent is a newly formed company organized by affiliates of Apax Partners LLP, a private equity advisory firm, solely for the purpose of entering into the Merger Agreement and effecting the merger and the other transactions contemplated by the Merger Agreement.  Pursuant to the Voting Agreement, Dr. Shimon Eckhouse agreed, subject to the terms and conditions of the Voting Agreement, to vote all of his Ordinary Shares in favor of the adoption and approval of the Merger Agreement, the merger and the other transactions contemplated thereby at a special general meeting of shareholders held on June 15, 2017 (the "Special Meeting").

At such Special Meeting, shareholders approved the merger, including the adoption and approval of: (i) the merger transaction, whereby Merger Sub will merge with and into Syneron, with Syneron surviving and becoming a wholly-owned subsidiary of Parent; (ii) the Merger Agreement; (iii) the consideration to be received by Syneron’s shareholders in the merger, consisting of US $11.00 in cash (the "Merger Consideration)", without interest and subject to withholding taxes, for each Ordinary Share held as of immediately prior to the effective time of the merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the effective time of the merger, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations; (v) the conversion of each outstanding restricted share unit ("RSU") that is unsettled immediately prior to the effective time of the merger, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU’s held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without interest and subject to any withholding obligations; and (vi) all other transactions and arrangements, including directors’ and officers’ liability insurance, contemplated by the Merger Agreement.

On July 17, 2017, the merger and other transactions contemplated by the Merger Agreement were effected and Syneron was acquired by the Parent for $11.00 per share in cash in a transaction valued at approximately $400 million.  As a result, the Reporting Persons received $29,589,021 in exchange for 2,689,911 Ordinary Shares and $42,000 in exchange for 150,000  options held by Dr. Shimon Eckhouse and unexercised immediately prior to the effective time of the merger.  In addition, Dr. Shimon Eckhouse resigned  from his position as Active Chairman of the Board of Syneron.  In addition, Syneron became a privately held company, and its Ordinary Shares ceased to trade on The Nasdaq Stock Market before the opening of the market on July 17, 2017 and were delisted.

Item 7.          Material to be Filed as Exhibits.

1	Termination of the Nominee Agreement dated December 22, 2008 (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on December 22, 2011).

2
Joint Filing Agreement, dated December 22, 2011, among Dr. Shimon Eckhouse, Mrs. Musia Eckhouse and European (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on December 22, 2011).

3	Voting Agreement, dated as of April 2, 2017, by and among Lupert Ltd. and Dr. Shimon Eckhouse (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by Syneron on April 3, 2017).

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 31, 2017

European High-Tech Capital S.A. /s/ Michael Eden By: Michael Eden Title: CFO
Dr. Shimon Eckhouse /s/ Shimon Eckhouse Mrs. Musia Eckhouse /s/ Musia Eckhouse